 EXHIBIT 2.1

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY Linx S.A. INTO katrina participações S.A., FOLLOWED BY MERGER OF katrina paRticipações S.A. INTO totvs S.A.1

The management of the companies identified below, after having received and assessed, jointly with their respective advisors, the proposal submitted by TOTVS S.A. (identified below), in the best interest of the respective companies and their shareholders:

(a)	TOTVS S.A., a publicly-held company with its head office in the city of São Paulo, State of São Paulo, at Avenida Braz Leme No. 1.000, Casa Verde, Zip Code 02511-000, enrolled with the CNPJ/MF under No. 53.113.791/0001-22 (“TOTVS”);
(b)	Linx S.A., a publicly-held company with its head office in the city of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso No. 7.221, 20th floor, Pinheiros, Zip Code 05425-9020, enrolled with the CNPJ/MF under No. 06.948.969/0001-75 (“Linx”); and
(c)	Katrina Participações S.A., a company with its head office in the city of São Paulo, State of São Paulo, at Avenida Braz Leme No. 1.000, Block B, 2nd floor, Casa Verde, Zip Code 02511-000, enrolled with the CNPJ/MF under No. 37.896.148/0001-66 (“Holding” and, jointly with TOTVS and Linx, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed herein, the Companies have decided to execute this protocol and justification (“Protocol and Justification”) in conformity with Articles 224 and 225 of Law No. 6.404/76, seeking (a) the merger of the shares issued by Linx into Holding, and (b) the subsequent merger of Holding into TOTVS. The totality of the shares issued by Holding are held by TOTVS and will be held by TOTVS on the date of approval of the merger of shares issued by Linx into Holding. Both the merger of shares issued by Linx into Holding, and the merger of Holding into TOTVS shall be submitted for approval by the shareholders of the Companies at their respective extraordinary shareholders’ meetings, under the following terms and conditions:

1. Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1. A corporate reorganization will be submitted to the shareholders of the Companies according with the steps detailed below (“Transaction”), which shall result in (a) the ownership by TOTVS of the totality of the shares issued by Linx; and (b) assuming that

1 This Protocol and Justification is a free translation of the Portuguese original. The Portuguese original shall prevail in the event of any inconsistency.

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the total capital stock of Linx is represented, as of the Closing Date (as defined below), by one hundred seventy-nine million, four hundred twenty-eight thousand, seven hundred thirty-seven (179,428,737)2 common shares, excluding treasury shares, and subject to the provisions in Section 2, the receipt by Linx’s shareholders, for each common share issued by Linx that they own on the record date, of:

(a)	a cash payment in Reais of R$6.20 (“Original Cash Installent Reference Amount”), updated pro rata according to the CDI rate variation from the sixth month counted from August 14, 2020 until the date of the actual payment and adjusted as set forth Section 2.2 below, as applicable (after the adjustments, “Redemption Value”), to be paid cash, in a single installment, up to 30 days from the Closing Date (“Financial Settlement Date”); and
(b)	one common share issued by TOTVS (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification in Section 2.1, as applicable (after the adjustments, “Final Quantity of TOTVS’s Shares per Holding’s Common shares”).

1.2. The Transaction shall comprise the following steps, all interdependent, whose completions will be subject to the applicable corporate approvals and compliance with the conditions precedent referred to in Section 3.1 below, and to occur on the same date:

(a)	Holding’s capital increase upon issuance of one hundred sixty-three million five hundred thousand (163,500,000) new common shares without par value, which shall be fully subscribed and paid-up by TOTVS, in Reais, by the Closing Date, for the total issue price of one billion one hundred twenty-five million Reais (R$1,125,000,000.00), of which one billion one hundred fifteen million Reais (R$1,115,000,000.00) shall be allocated for the creation of a capital reserve (“Holding Capital Increase);
(b)	on the same date, as a subsequent and interdependent act of Holding’s Capital Increase, a merger of all the shares issued by Linx into Holding, by their book value, resulting in the issuance by Holding, to the shareholders of Linx who owned the merged shares (“Linx’s Shareholders”), of common shares and redeemable preferred shares issued by Holding, provided that for each common share issued by Linx four common shares and one redeemable preferred share issued by Holding shall be delivered, as set forth in Section 4.1 (“Merger of Linx Shares”) for the total issue price of at least six billion sixteen million two hundred forty-five thousand five hundred fifty-one Reais and sixty-one cents (R$6,016,245,551.61), of which five billion one hundred nineteen

2 Estimate made by considering that, on the Transaction Completion Date, there will be 179,428,737 shares issued by Linx (the total number of 189,408,960 shares, excluding 14,125,991 treasury shares and including 4,145,768 shares resulting from the early vesting of deferred shares and call option plans). The number of outstanding shares issued by Linx may vary until the Transaction Completion Date.

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million one hundred one thousand eight hundred sixty-six Reais and sixty-one cents (R$5,119,101,866.61) shall be allocated for the creation of a capital reserve. After the completion of the Transaction, Linx shall keep its own legal entity status and equity, there being no legal succession;

(c)	on the same date, as a subsequent and interdependent act of the Merger of Linx Shares, there will be a redemption of all the preferred shares issued by Holding, upon payment, for each preferred share being redeemed, of the Redemption Value (the “Redemption”). Upon Redemption, Holding’s preferred shares will be cancelled against the capital reserve; and
(d)	on the same date, as a subsequent and interdependent act of the Redemption, the merger of Holding into TOTVS for Holding’s equity book value (already taking into consideration the effects of Holding’s Capital Increase, the Merger of Linx Shares and the Redemption), with the consequential winding-up of Holding and succession, by TOTVS, of all Holding’s properties, rights and obligations, with the consequent migration of Linx’s Shareholders to become TOTVS’s shareholders (“Merger of Holding”).

1.2.1. Although the steps in Section 1.2 above will occur consecutively, all of them are part of a single transaction,such that each of the steps will not be individually effective without the others also becoming effective and fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.2.2. The purpose of this Transaction is to create a benchmark company in the software and technology market, with the challenge of building a solution ecosystem that encompasses the following scopes: (i) Management, with open, connected and customizable platforms and solutions, (ii) TechFin solutions, to expand, streamline and decrease the prices to access financial services; and (iii) Business Performance, with the creation of products that help clients to increase their sales.

1.2.3. The integration of the Companies’ activities will significantly strengthen the business model of the combined entity. BCombining the chains serviced by TOTVS (manufacturing, logistics, distribution, services and agrobusiness, among others) with Linx's work on the final point in retail, will create a management solution which will involve much more than cross horizontal offering opportunities and allow for the expedited introduction of financial and digital solutions.

1.2.4. The combination of TOTVS and Linx presents, in view of their complementary natures, a huge potential of synergies and efficiency gains, especially regarding the optimization of costs, expenses and strengthening of investments in different growth paths, which will result in a substantial value creation for TOTVS, Linx, their respective shareholders, clients and employees.

1.2.5. As a result of the Transaction herein described, the number of TOTVS’s outstanding shares will be added to the number of shares issued on behalf of Linx’s shareholders after the merger of Holding, to be determined on the Closing Date. As TOTVS and Linx are companies without a defined controlling shareholder, such new

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issuance shall cause TOTVS’s shares to be one of the most liquid shares in the Brazilian market. After the conclusion of the Transaction, Linx’s shareholders will become holders of TOTVS’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3. After the Closing Date, given the period required to promote the integration of a business, which according to TOTVS’s experience is essential for a successful integration, TOTVS and Linx shall continue to dedicate themselves to their respective activities with TOTVS remaining as a publicly-held company and Linx becoming a wholly-owned subsidiary of TOTVS. Upon the consummation of the Transaction, the shares issued by Linx shall cease to be traded in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), Linx’s registration as a publicly-held company shall be cancelled and Linx’s American Depositary Shares (“ADS”) shall cease to be traded on the New York Stock Exchange (“NYSE”).

1.4. The holders of Linx ADSs shall be entitled to receive TOTVS’s ADSs in accordance with the same exchange ratio set forth in Section 1.1 above. Therefore, TOTVS shall take all actions to obtain (i) the registration of the transaction with the Securities and Exchange Commission (“SEC”) in the United States and (ii) the listing of TOTVS’s ADSs on the same listing segment of the NYSE in which the Linx’s ADSs are listed.

2. Adjustments to the Exchange Ratio of Linx-Holding, to the Redemption Value and to the Final Quantity of TOTVS’s Shares per Holding’s Common shares

2.1. The exchange ratio of Linx’s shares for Holding’s common and preferred shares as a result of the Merger of Linx Shares and the Reference Exchange Ratio, shall be adjusted on a pro rata basis in the event of issuance, bonus, splitting, reverse splitting, repurchase or cancelation of shares by Linx, Holding (except if related to the events described in this Protocol and Justification and required to complete the Transaction) and/or by TOTVS after August 14, 2020, as applicable.

2.2. The Original Cash Installment Reference Amount shall be (i) reduced by the amount of any dividends, interest on equity and other earnings declared and paid by Linx as from August 14, 2020 and with a record date of the shareholder base until and including the Closing Date; (ii) increased by the amount of any dividends, interest on equity and other earnings declared and paid by TOTVS as from August 14, 2020 and with a record date of the shareholder base until and including the Closing Date; and (iii) reduced by, if applicable, any withholding income tax owed by Linx’s Shareholders as a result of the Transaction.

2.3. In addition, TOTVS may, unilaterally and without the need to amend this Protocol, increase the total amount of cash and/or the number of shares issued by TOTVS, as the case may be, to be delivered as consideration for the Redemption or Holding Merger, without any decrease in the amount of the cash installment and/or the number of TOTVS’s shares used in the Reference Exchange Ratio, as adjusted in accordance with this protocol.

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3. Conditions Precedent to the Completion of the Transaction

3.1. In compliance with the provisions in Section 3.2 below, the closing of the Transaction will be, under the terms of article 125 of the Brazilian Civil Code, subject to (“Conditions Precedent”):

(a)	approval of the Transaction by CADE;
(b)	effectiveness of the registration statement (“Form F-4”) filed by TOTVS with the SEC for purposes of calling, holding and approving the Transaction at the TOTVS’s and Linx’s general shareholders’ meetings;
(c)	confirmation by TOTVS, or waiver at TOTVS sole discretion, of compliance by Linx with the provisions set forth in Sections 7.1, 7.1.1, 7.1.2. and 7.2 below;
(d)	confirmation by the respective Parties of the truthfulness and accuracy, in all material aspects, of the representations and warranties in the Section 7.6 below and only the other Party, at its sole discretion, may expressly waive the confirmation of one or more representation and warranty;
(e)	(i) Linx shall have obtained the third-party consents for agreements which the early maturity would result in an amount equal to or higher than fifty million Reais (R$50,000,000.00), individually or in the aggregate; (ii) nonexistence of obligations that excee fifty million Reais (R$50,000,000.00), individually or in the aggregate, which may have their early maturity or other applicable penalties declared as a result of the Transaction (“Obligations Subject to Early Maturity”); (iii) settlement, by Linx, of all Obligations Subject to Early Maturity, in full and without any future obligations for Linx as a result of such settlement; or (iv) availability of cash at Linx, in an amount corresponding to at least 100% of the amount required to settle all Obligations Subject to Early Maturity (including any applicable penalties);
(f)	absense of any law or order issued or enacted by a competent government authority, judicial authority or arbitration court which prevents the completion of the Transaction; and
(g)	compliance, by the parties, with their respective material obligations under this Protocol and Justification.

3.2. Once the Conditions Precedents have been implemented or waived and after obtaining the Corporate Approvals, any of the Companies may notify the other about the implementation of the Conditions Precedent, and TOTVS and Linx shall release a notice to market including, at least, the date on which the Transaction shall be completed and the date that the shares issued by Linx will no longer be traded in B3. Such date, which shall be the 5th business day counted from the implementation of the last of the Conditions Precedent, shall be the record date to determine which of Linx’s shareholders will receive shares issued by TOTVS (“Closing Date”).

3.3. On the last business day immediately prior to the Closing Date, TOTVS’s board of directors shall hold a meeting to (i) confirm the Final Quantity of TOTVS’s Shares per

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Holding’s Common shares, which shall be issued as a result of the Merger of Holding; and (ii) register that the Transaction shall be completed on the Closing Date.

4. Exchange Ratio, Base Date, Appraisal, Capital Increase and Withdrawal Rights

4.1. As a result of the Merger of Linx’s Shares, the Linx shareholders shall receive seven hundred seventeen million seven hundred fourteen thousand nine hundred forty-eight (717,714,948) new common shares; in addition, one hundred seventy-nine million four hundred twenty-eight thousand seven hundred thirty-seven (179,428,737) new redeemable preferred shares shall be issued by Holding, all of them to be registered shares, with no face value, in exchange for the common shares held by them in Linx, at the ratio of four common shares and one redeemable preferred share issued by Holding for each common share issued by Linx. Therefore, there will be no fractional shares at this step of the Transaction.

4.1.1. The new common shares issued by Holding shall be entitled to the same rights and benefits of the issued and outstanding common shares of Holding held by TOTVS and shall be entitled to participate in the earnings for the fiscal year in course at date of their issuance. The new preferred shares issued by Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be automatically redeemed at the Closing Date, without the need for an extraordinary shareholders’ meeting.

4.2. As a result of the Merger of Holding, 179,428,737 (one hundred seventy-nine million four hundred twenty-eight thousands seven hundred thirty-seven) new common shares of TOTVS, all registered shares, with no par value, will be issued for the former shareholders of Linx (which at such time shall already be Holding’s shareholders) in exchange for the common shares of Holding held by them. For each common share of Holding, the Final Number of TOTVS’s Shares per Holding’s Common share shall be issued and the TOTVS’ board of directors shall acknowledge and disclose, as set forth in Section 3.3 of this Protocol and Justification, the exact number of issued shares.

4.2.1. The new common shares issued by TOTVS shall be entitled to the same rights and benefits attached to the common shares issued by TOTVS and shall be entitled to participate in the earnings of the fiscal year in course as from their issuance date.

4.3. The base date of the Transaction is June 30, 2020 (“Base Date”).

4.4. TOTVS’s management, on behalf of TOTVS and of Holding, engaged (a) Deloitte Touche Tohmatsu Consultores Ltda. (“DTT”) to appraise and determine the market value of the shares issued by Linx to be merged into Holding, already taking into consideration the effects of Holding’s Capital Increase (“Appraisal Report of Linx’s Shares”), according to which such shares amount to, on the Base Date, at least five billion nine hundred thirty-nine million reais (R$5,939,000,000.00); and (b) Ernst & Young Auditores Independentes S.S. (“EY”) to appraise and determine the book value of Holding’s equity to be transferred to TOTVS by virtue of the Merger of Holding, already taking into consideration the effects of Holding’s Capital Increase, Merger of

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Linx’s Shares and Redemption (“Appraisal Report of Holding”), according to which such equity amounts to, on the Base Date and considering the effects of the Merger of Linx’s Shares and Redemption, six billion twenty-eight million seven hundred eighty-seven thousand four hundred eighty-two reais and twenty-one cents (R$6,028,787,482.21). The Appraisal Report of Linx’s Shares and the Appraisal Report of Holding comprise Annex 4.4(a) and Annex 4.4(b) to this Protocol and Justification.

4.5. The Merger of Linx’s Shares shall result in an increase of Holding’s shareholders’ equity in an amount supported by the Appraisal Report of Linx’s Shares, part of which, as determined at the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to Holding’s capital stock, with the subsequent amendment of Article 5 of its bylaws.

4.6. The Merger of Holding, in turn, shall result in an increase of TOTVS’s shareholders’ equity in an amount equal to the portion of Holding’s shareholders’ equity corresponding to the investment of Linx’s shareholders in Holding, after the Redemption, part of which shall be allocated to TOTVS’s capital stock, with the subsequent amendment of Article 5 of its bylaws, and part of which shall be allocated to the capital reserve to be determined at the general shareholders meeting. The shares of Holding held by TOTVS at the time of the Merger of Holding shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Merger of Holding is completed shall be appropriated by TOTVS.

4.7. To the extent that the exchange ratio has been agreed upon between TOTVS and Linx, which are independent parties, the provisions set forth in article 264 of Law 6404/76 shall not be applied.

4.8. Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of DTT shall be submitted for confirmation to the general shareholders’ meeting of Holding that will decide on the Merger of Linx’s Shares, and (ii) the appointment of EY shall be submitted for confirmation to the general shareholders’ meeting of TOTVS that will decide on the Merger of Holding.

4.9. DTT and EY declare that (i) there is no actual or potential conflict or shared interests with the Companies’ shareholders or with regards to the Merger of Linx’s Shares or the Merger of Holding, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. DTT and EY were selected for the works described herein due to the wide and renowned experience as both specialized companies have in preparing reports and appraisals of such nature.

4.10. TOTVS and Holding shall bear all the costs related to the hiring of DTT and EY for preparing the Appraisal Report of Linx’s Shares and theAppraisal Report of Holding, as the case may be.

4.11. Each of the TOTVS and Linx managements has retained advisory services from internationally renowned investment banks to help their respective boards of directors

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in the process of making an informed decision regarding the financial aspects of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion. The fairness opinions are included in Annex 4.11 to this Protocol and Justification.

4.12. Each of the TOTVS and Linx managements has also prepared pro forma financial information of the combined entity, as if it was an existing entity, as of the Base Date, which has been prepared in conformity with Law 6404/76 and CVM Instruction 565/15, as well as the rules issued by the Brazilian Securities and Exchange Commission. The pro forma balance sheet of the combined entity, including the reasonable assurance report (Relatório de Asseguração Razoável), is included in Annex 4.12 to this Protocol and Justification.

4.13. The Linx shareholders that have not approved the Merger of Linx’s Shares shall be entitled to withdrawal rights, as set forth in article 252, paragraph 2, of Law 6404/76.

4.13.1. The shareholders that have not approved the Merger of Linx’s Shares and confirmed the intention to withdraw from Linx within 30 days from the date of publication of the minutes of Linx’s Extraordinary Shareholders’ Meeting that approved the Merger of Linx’s Shares, in conformity with the provisions set forth in article 230, of Law 6404/76, shall be entitled to reimbursment of the Linx shares, by virtue of the proven ownership of the Linx’s shares, from the date of the first publication of the call notice, or on the date of disclosure of the material fact subject to resolution, whichever is the earlier.

4.13.2. The amount payable as reimbursement shall be equivalent to the equity value of the Linx share, calculated based on Linx’s last approved balance sheet (as of December 31, 2019 and approved at the General Shareholders’ Meeting held on April 30, 2020), without prejudice to the right to prepare the interim balance sheet.

4.13.3. Considering that at Holding’s Extraordinary Shareholders’ Meeting that resolved on the Merger of Linx’s Shares and on the Linx’s merger into TOTVS, TOTVS will be Holding’s sole shareholder, there shall be no dissenting shareholders or withdrawal right of Holding’s shareholders by virtue of these steps of the Transaction.

5. Corporate Approvals

5.1. The effectiveness of the Merger of Linx’s Shares, the Redemption and the Merger of Holding shall depend on the following acts (“Corporate Approvals”), all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which shall be coordinated in order to occur on the same date:

(a)	Linx’s Extraordinary Shareholders’ Meeting to, in this order, (i) confirm the waiver of the provisions set forth in Article 43 of the Linx bylaws to the Transaction, in the sense that the mandatory tender offer for the acquisition of shares issued by Linx shall not be triggered; (ii) approve the Protocol and
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Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by Holding;

(b)	extraordinary shareholders’ meeting of Holding to, in this order, (i) approve Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of DTT; (iv) approve the Appraisal Report of Linx’s Shares; (v) approve the creation of a new class of preferred shares, as per Section 4.1.1 above; (vi) approve the Merger of Linx’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the management of Linx and consequent amendment to its bylaws; (viii) approve the Redemption and consequent amendment to its bylaws; (ix) approve the Merger of Holding into TOTVS; and (x) authorize the subscription, by its management, of new shares to be issued by TOTVS; and
(c)	TOTVS’s Extraordinary Shareholders’ Meeting to, in this order, (i) ratify the investment, by TOTVS, in the amount of at least one billion one hundred twenty-five million reais (R$1,125,000,000.00), upon subscription of new shares in Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of EY; (iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by Holding’s management, with further amendment to its bylaws (upon determination of the Final Number of TOTVS’s Shares per Holding’s Common share and, therefore, the final number of the TOTVS’s shares to be issued as a result of the Merger of Holding); and (vii) approve the subsequent change of the bylaws substantially in terms of Annex 5.1(c).

5.2. After effectiveness of Form F-4, the TOTVS and Linx managements, within ten business days, at most, shall call, on the same date, the Companies’ Extraordinary Shareholders’ Meetings, provided to in Sections 5.1(a), (b) and (c) above, to be held within thirty (30) days from the publication of the respective first call notices.

6. Filing with the Brazilian Administrative and Economic Council

6.1. TOTVS shall submit the notice of the Transaction to the CADE on a proactive and diligent basis through the legal counsel appointed by TOTVS.

6.2. In order to ensure the submission of the notice to CADE, Linx shall provide to TOTVS the necessary information for analysis of the notice, as requested by TOTVS and/or CADE. Amongst the necessary information, confidential and/or sensitive information shall be clearly identified by Linx in order to ensure that such information is solely exchanged between outside advisors.

6.3. All costs and expenses relating to the approval of the Transaction by CADE shall be assumed by TOTVS, except for the expenses with lawyers, which shall be assumed by the respective Party, in conformity with Section 6.4 below.

6.4. At its discretion, Linx may be represented by external lawyers in the proceedings related to the notice of the Transaction submitted to CADE. In this regard, TOTVS shall give prior notice to Linx of its interactions with CADE in order to permit the

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participation of Linx external lawyers on such interactions. However, to the extent that TOTVS has the lead of the required process with CADE, TOTVS shall not be subject to Linx’s previous approval for the presentation of any documents, declarations and/or information to CADE. TOTVS may previously share with Linx the documents to be presented to CADE for purposes of knowledge and confirmation of the accuracy of the information presented, however, TOTVS holds the right to provide CADE solely the best information abailable to TOTVS, provided that such information is not verified by Linx. In this case, Linx shall confirm and/or adjust the information known, as well as present to TOTVS any recommendations to protect the companies’ interests before CADE, as soon as possible, in order to ensure the compliance, by TOTVS, of any eventual requests made by CADE.

6.5. Without the previous authorization of TOTVS, Linx shall not contact CADE and shall not submit any documents and/or information, agreements, documents and/or information related to and/or in connection with the Transaction to CADE.

6.6. In the event that CADE applies any penalty as a result of any action, omission or non-performance of applicable regulation by any of the Parties, the defaulting Party shall be solely responsible for the respective payment.

6.7. In the event that CADE imposes restrictions to the Transaction referred to in this Protocol and Justification as a condition for approval, TOTVS and Linx shall make their best efforts to meet such restrictions imposed by CADE, in order to implement the Transaction in terms substantially similar to those set forth in this Protocol and Justification. If it is not possible to comply with the restrictions imposed by CADE, while maintaining the conditions set forth in this Protocol and Justification, the provisions set forth in Section 6.7.1 will apply.

6.7.1. In the event that CADE (i) imposes restrictions as a condition for approval of the Transaction and, after undertaking their best efforts, TOTVS and Linx were not able to comply with such restrictions, or (ii) rejects the Transaction, Linx may terminate the Transaction and shall receive, from TOTVS, for losses and damages, the amount of one hundred million reais (R$100,000,000,000.00), payable in Brazilian reais, in a single cash installment, within up to 30 days from the notice submitted by Linx to TOTVS in this regard, provided that Linx shall not claim any additional amount arising from the non-completion of the Transaction, as set forth in article 416 of the Civil Code.

6.7.2. Under no circumstance shall the remedies/commitments negotiated or imposed by CADE modify the exchange ratio calculated as set forth in this Protocol and Justification, represent the waiver of any right set forth therein, or change the obligations assumed by the Parties.

7. Other Covenants

7.1. Except if provided otherwise in this Protocol and Justification, until the Closing Date or the date of refusal by Linx or TOTVS’s shareholders at their respective general shareholders’ meeting, the Companies shall maintain the ordinary course of businesses and not undertake acts that could somehow materially impact their businesses or

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acitivities, including, as example, payment of any fine relating to any matter subject to, directly or indirectly, approval at the general shareholders’ meeting which, therefore, would significantly change the balance of the exchange ratios defined herein or otherwise prevent or jeopardize the implementation of the Transaction.

7.1.1. Notwithstanding the provisions set forth in this Section 7.1, Linx shall not, until the Closing Date or the date of refusal by Linx or TOTVS shareholders at their respective general shareholders’ meeting, undertake or authorize subsidiaries to undertake the acts described below, except if expressly authorized by TOTVS:

(i)	propose to the general shareholders’ meeting of Linx and/or its subsidiaries any amendments to the bylaws (except for and solely to the extent determined by applicable legislation);
(ii)	redeem, repurchase, issue or sell any shares issued by it, securities convertible into or substitutable for shares, options, warrants, purchase rights or any other form of acquisition right relating to the shares issued, except for the share-based compensation plans of Linx in force as of the date hereof (“Linx’s Plans”), as the case may be;
(iii)	propose to the Linx general shareholders’ meeting the capital reduction or redemption of its shares;
(iv)	approve the acquisition (including by merger, incorporation, acquisition of shares or assets, or in any other way) any interest in assets or any business or person that involves a higher amount, individually, than R$ 50,000,000.00 (fifty million reais), as long as it does not take a debt for this purpose;
(v)	approve the entry into alliances or joint venture agreements, or any type of similar relationship;
(vi)	approve the execution of new compensation and benefit plans (or amend existing plans), as well as pay bonuses, commissions, incentives or any type of compensation for shares outside the regular course of business and which are not provided for, present date, in the existing compensation and benefit plans, except if so determined by applicable law;
(vii)	directly or indirectly get involved in any operation, or enter into any agreement with a director, director or its related parties, which are not due to the ordinary course of their business;
(viii)	promote any change in its accounting policies and practices, except if required by law;
(ix)	lease or encumber (including the granting of any option on) any of its assets, except if due to the fulfillment of currently existing contracts and in the regular course of its business;
(x)	except in relation to actions to be taken under existing contracts, assume any obligation or responsibility, enter into new relevant contracts,
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including: (a) contracts for the sale purchase agreement or sale of its assets, with an amount higher than R$ 5,000,000.00 (five million); or (b) property lease contracts for the head office of Linx, with the exception of existing lease contracts; ;

(xi)	mortgage or pledge any tangible or intangible asset, or offer them as collateral, except if so required due to guarantees relating to labor or tax proceedings in which Linx and/or its subsidiaries, as the case may be, are defendants and that involve total amounts not exceeding R$ 50,000,000.00 (fifty million reais);
(xii)	take out any loan, issuing debt securities, entering into any type of financing agreement or change the terms of existing financing agreements or debt instruments, except: (a) those entered into in the regular course of Linx's business and that in any case do not increase the debt of Linx in more than R$ 200,000,000.00 (two hundred million reais); or (b) operations that aim to refinance its indebtedness, without the issuance of convertible or exchangeable securities for its shares;
(xiii)	guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any person, except in relation to its subsidiaries;
(xiv)	enter into, amend, modify or in any way alter the terms of the existing contracts entered into by Linx and/or its respective subsidiaries in order to speed up payments due under those contracts;
(xv)	donate or freely assign any asset, right, or any form of asset, to their respective shareholders, directors, officers and/or any third party, except by the practices already hired and donation to Ten Yad;
(xvi)	enter into any collective bargaining agreement or promote any relevant changes to the terms and conditions of the current employment contracts to which they are a party, except if in the regular course of their business;
(xvii)	engage in different commercial activities, except in relation to those incidental necessary for the development of its activities, other than those relating to the Transaction contemplated by this Protocol and Justification;
(xviii)	anticipate the vesting periods of the options, or permanence of the plan, granted under the Linx Plans;
(xix)	approve (a) the hiring of new employees of coordination, managerial or higher hierarchical level or administrators of any level, outside the normal course of business; (b) the dismissal of employees outside the normal course of business; and (c) the implementation of any voluntary termination or dismissal program for employees;
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(xx)	propose to the general shareholders’ meeting of Linx the approval of the cancellation of its registration as a publicly held company;
(xxi)	enter into any contract or otherwise assume any obligation to any related party; and
(xxii)	agree or undertake to perform any of the acts described above.

7.1.2. Without prejudice to the provisions set forth in Section 7.1, the TOTVS management shall not, until the Closing Date or the date of the refusal by Linx or TOTVS’s shareholders at their respective general shareholders’ meeting, propose at the TOTVS Shareholders’ Meeting the capital reduction or redemption of the shares issued.

7.1.3. In addition, until the Closing Date, Linx or TOTVS shall not have suffered any Material Adverse Change. “Material Adverse Change” means any event, circumstance, effect, occurrence or situation, or any combination thereof, which, individually or collectively, would impact or could reasonably impact the businesses, transactions, assets, properties, commercial or financial condition, or results of Linx or TOTVS, as the case may be, in an amount equal to or above twenty percent (20%) of the gross revenue accrued by Linx or TOTVS in the fiscal year immediately before the fiscal year of the Material Adverse Change; except to the extent that such change or adverse effect has been known by the directors and/or executive officers of the other party who are signatories of this Protocol and Justification, previously to the date hereof, and/or as a result of (A) adverse economic or foreign exchange effects in the industry in which Linx or TOTVS operate in Brazil; (B) regulatory or other changes that impact the industry in which Linx or TOTVS operates in general, as appliacable; (C) any changes in applicable law or accounting standards generally accepted in Brazil, including any tax reform; (D) any effect that, if subject to reversal before the Closing Date, is reversed before the Closing Date; or (E) effects arising from the new coronavirus pandemic.

7.2. The right to exercise the stock options granted in the context of the Linx’s 2016, 2017 and 2018 Stock Option Plans and Linx’s 2017, 2018, 2019 and 2020 Deferred Share Plans in force as of the date hereof may be, as approved by Linx board of directors, advanced through the Closing Date, in a way that the beneficiaries of the respective plans participate in the Transaction as Linx’s Shareholders.

7.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General Shareholders’ Meetings that will decide on the approval of the Protocol and Justification, are reciprocally dependent legal transactions, such that a transaction is not effective without the others also becoming effective.

7.4. TOTVS, by this Protocol and Justification, is a co-obligor liable with Holding in all the obligations involving Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the Corporate Approvals for the Transaction as set forth in Section 5.1 are obtained, will be jointly and severally liable with Holding for all the payments that may be due by Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value.

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7.5. For purposes of the Transaction, TOTVS shall fulfill its registration with the SEC and the Companies shall cooperate between each other in the preparation and filing of the required documents for TOTVS registration and related to the Transaction, including, for purposes of clarification, (i) the preparation and filing of TOTVS registration statement on form F-4 with the SEC, under the terms of the U.S. Securities Act of 1933 and U.S. Securities Exchange Act of 1934; and (ii) the obtaining of the consent of auditors and any other third parties for the preparation and filing of the documents required for the registration of TOTVS and the Transaction with the SEC, including (a) the consent of EY as Linx’s independent auditors for purposes of inclusion of their audit reports to Linx’s financial statements in the TOTVS Form F-4; and (b) the issuance of the representation letter by Linx’s management to EY, as TOTVS’s independent auditors, with respect to the pro forma financial information to be included in the form F-4 to be filed by TOTVS with the SEC.

7.6. TOTVS, regarding itself and Holding, and Linx, regarding itself, represent and warrant to each other the following:

(a)	Linx and TOTVS are publicly-held corporations, duly organized and validly existing under the Laws of Brazil. Holding is a corporation, duly organized and existing under the Laws of Brazil, without any activity or liability whatsoever.
(b)	Except for the completion of the transaction under the Association Agreement and Other Covenants entered into, on August 11, 2020, between Linx, STNE Participações S.A. and others, as approved by Linx’s shareholders, to their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already provided in this Protocol and Justification.
(c)	As of the date hereof:
(i)	The TOTVS capital stock is exclusively represented by 577,913,181 common shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising from the share-based incentive plans, as disclosed in the TOTVS Reference Form.
(ii)	The Linx capital stock is exclusively represented by 189,408,960 common shares, all of them paid-up, and there is no outstanding contract or security issued by Linx granting subscription rights, except for the obligations arising from the stock option plans and deferred share plans, as disclosed in the Linx Reference Form.
(iii)	Holding capital stock is exclusively represented by 100 common shares, all of them paid-up, and there is no outstanding contract or security issued by Holding granting subscription rights to any person other than TOTVS.
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(d)	The respective audited financial statements for the year ended December 31, 2020 and, in relation to TOTVS and Linx, the most recent Reference Form, as filed and made available from the website of the CVM (Comissão de Valores Mobiliários), properly reflect, as of the date hereof, in all material aspects, the best understanding of the Company’s management with respect to the Company’s businesses, as required by applicable legislation. Linx's most recent annual report, prepared on Form 20-F and filed with the SEC, as well as the information provided to the SEC on Form 6-K, reflect, as of their filing dates, in all material aspects, the best understanding of Linx’s management about its businesses, operations and contingencies at their respective disclosure dates.
(e)	TOTVS has the necessary resources to complete the Transaction.

7.7. The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8. Miscellaneous

8.1. Except for the provisions set forth in Section 6.7.1, this instrument shall be deemed null and void, not subject to any indemnity or payment from one Party to the other, in the event the Transaction has not been implemented within 18 months as from the date hereof, except if, once the Transaction has been approved by the TOTVS and Linx shareholders, such delay is caused by TOTVS or Katrina, on one side, or Linx, on the other side, or, in addition, their respective managements, in which case the non-defaulting party may, at its sole discretion, (i) postpone the term of 18 months in order to implement the Transaction; or (ii) terminate the Transaction and receive, for losses and damages, the amount of R$150,000,000.00, payable in Brazilian reais, in a single cash installment, within 30 days from the notice in this regard; the non-defaulting Party shall not claim any additional amount by virtue of the non-implementation of the Transaction, as set forth in article 416 of the Civil Code.

8.2. Any of the Parties shall cure or ensure the cure of a violation of any obligations under this Protocol and Justification within 30 days from the date of the notice submitted by the non-defaulting Party in this regard.

8.3. Once the Transaction is approved, TOTVS’s management shall perform all the acts required for the implementation of the Merger of Holding, including the cancellation of the registration of Holding with the applicable federal, state and municipal government entities, as well as keeping Holding’s accounting records for the term provided for in the law.

8.4. The applicable documentation will be available to the Companies’ shareholders at the respective head offices from the date of the call notice to the extraordinary shareholders’ meetings of the Companies for resolution on the Transaction, and/or, as the case may be, at the Investor Relations’ websites of Linx (www.ri.linx.com.br) and of TOTVS (www.ri.totvs.com) and on the websites of the Brazilian Securities and Exchange Commission and B3.

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8.5. Except as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party which incurred in such expense (provided that TOTVS shall bear the costs and expenses incurred by Holding), including expenses for their respective counsel’s, auditors’, appraisers’ and attorneys’ fees. The income tax levied on the Transaction shall be paid by the respective taxpayers, that is, those that have eventually accrued capital gains by virtue of the Transaction.

8.6. This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.7. A possible determination by any court regarding a nullity or uneforceability of any of the provisions set forth in this Protocol and Justification shall not impair the validity or enforceability of the other provisions, which shall be fully complied with, and the Companies agree to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-enforceable.

8.8. The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.9. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the signatories is prohibited.

8.10. This Protocol and Justification, signed together with two witnesses, is an extrajudicial executive title in accordance with the laws of Brazil, for all legal effects.

9. Applicable Law and Settlement of Disputes.

9.1. This Protocol and Justification shall be construed and governed by the laws of Brazil.

9.2. Settlement of Disputes. Any and all conflicts or disputes arising from this Protocol and Justification, including any matter relating to the existence, violation, validity, interpretation, compliance, non-performance, termination and dispute (“Dispute”), shall ultimately be settled by means of arbitration to be administered by the Market Arbitration Chamber – Câmara de Arbitragem do Mercado (“CAM”) in conformity with the CAM’s Arbitration Rules in effect on the arbitration request date (“Regulation”), except for the changes set forth herein.

(a)	The arbitration shall be conducted by three arbitrators ("Arbitration Tribunal"), one of them being appointed by the claimant and/or the other by the defendant, in accordance with the Regulation. If there is more than one claimant and/or more than one defendant, the claimants and/or defendants must indicate together their respective arbitrator. The third arbitrator will be then mutually appointed by the two arbitrators, who will serve as the president of the Arbitration Tribunal. In case any of the three arbitrators is not appointed within
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the period provided for in the Regulation, it shall be for the CAM to appoint them according to the Regulation. Any and all disputes with respect to the indication of arbitrators by the parties, as well as the choice of the third arbitrator, shall be settled or resolved by the CAM. The Parties waive the application of any provision of the Regulation limiting the appointment of the single arbitrator, co-arbitrator or president of the Arbitration Tribunal to the list of arbitrators of CAM.

(b)	The arbitration will be conducted in the city of São Paulo, state of São Paulo, Brazil, the place in which the arbitration award will be rendered. The language of the arbitration shall be Portuguese.
(c)	Brazilian law shall be applicable to the clause of this arbitration. The Arbitration Tribunal shall judge the merits of the Dispute in accordance with the applicable Brazilian law and shall not judge by equity.
(d)	The Arbitration Tribunal shall have authority to grant urgent, temporary and final reliefs deemed appropriate to protect the parties’ rights, including those directed to the specific performance of the obligations set forth in this Protocol and Justification. Any order, decision, determination or judgment entered by the Arbitration Tribunal shall be deemed as final and binding upon the parties and their successors, who expressly waive any appeal thereon. The arbitration award may be enforced by any court authority with jurisdiction over the over the parties and/or their assets.
(e)	Each party shall assume the respective costs and expenses incurred with the arbitration, including attorneys’ fees and technical experts’ fees. During the arbitration, the parties shall equally apportion the costs and expenses, which cannot be specifically attributed to one of the parties, such as the arbitrator’s fees, CAM’s administrative fees and hearing costs. The arbitration award shall attribute to the defeated party or to both parties, in the proportion in which their intentions are not accepted, the final responsibility for the costs of the proceeding, including loss of suit expenses.
(f)	Exclusively for purposes of obtaining urgent reliefs for protection and safeguard of the rights arising from the implementation of the Arbitration Tribunal, provided that such act is not deemed a waiver to the arbitration, as well as with respect to any legal measures authorized by Law 9307/96, the Parties elect the City of São Paulo, State of São Paulo, to the exclusion of any other, however privileged it may be. Any relief granted by the Judiciary Branch must be promptly informed to the arbitration institution by the party requesting such relief. The Arbitration Tribunal, once established, may review, maintain or revoke the reliefs granted by the Judiciary.
(g)	The arbitration shall be conducted on a confidential basis and any arbitration element (including, but not limited to, any claims, declarations, verbal representations and decisions) shall not be disclosed to persons other than the Arbitration Tribunal, CAM, the parties, respective lawyers, legal, regulatory,
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financial, accounting advisors or similar advisors, and/or any person deemed necessary to the conduction of the arbitration, except for and to the extent that (i) the obligation to disclose this information is determined by applicable law; (ii) the disclosure is deemed necessary so one of the Parties is able to seek any right; or (iii) the disclosure is deemed necessary so that one of the Parties is able to seek performance or suspension of the arbitration award before the Judiciary Branch. Any and all disputes arising from the obligation of confidentiality set forth herein shall be finally settled by the Arbitration Tribunal pursuant to this clause.

(h)	If two or more disputes arise out of this Protocol and Justification and/or any other Transaction Document, settlement of such disputes may occur through a single arbitration proceeding. Before the institution of the Arbitration Tribunal, CAM will consolidate such disputes in a single arbitration proceeding, pursuant to the Regulation. After the institution of the Arbitration Tribunal, in order to more easily resolve related disputes, the Arbitration Tribunal may, at the request of one of the parties, consolidate the arbitration proceeding with any other pending arbitration proceeding involving the resolution of disputes arising out of this Protocol and Justification and/or any other document related to the Transaction. The Arbitration Tribunal will only consolidate the proceedings if (i) they involve the same parties; (ii) there are actual and/or legal matters in common between them; and (iii) consolidation, under these circumstances, will not result in losses resulting from unreasonable delays to settle the disputes. The authority to determine the consolidation of proceedings and conduct such consolidated proceeding will be attributed to the Arbitration Tribunal instituted first. The decision of consolidation shall be final and binding upon all the parties involved in the disputes and arbitration procedures subject matter of the consolidation order.

In witness whereof, the directors of the Companies execute this Protocol and Justification in 4 counterparts of the same content and form and for one sole effect, together with two witnesses below.

São Paulo, [=] [=], 2020.

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(signature pages of the Protocol and Justification of Merger of Shares issued by Linx S.A., by Katrina Participações S.A., followed by the Merger of Katrina Participações S.A. BY TOTVS S.A.)

Directors of TOTVS S.A.
_____________________________________ Laércio José de Lucena Cosentino	_____________________________________ Eduardo Mazzilli de Vassimon
_____________________________________ Gilberto Mifano	_____________________________________ Guilherme Stocco Filho
_____________________________________ Mauro Rodrigues da Cunha	_____________________________________ Maria Letícia de Freitas Costa
_____________________________________ Sylvia de Souza Leão Wanderley

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(signature pages of the Protocol and Justification of Merger of Shares issued by Linx S.A., by Katrina Participações S.A., followed by the Merger of Katrina Participações S.A. BY TOTVS S.A.)

Management of Linx S.A. Independent DIRECTORS
_____________________________________ João Cox	_____________________________________ Roger de Barbosa Ingold
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(signature pages of the Protocol and Justification of Merger of Shares issued by Linx S.A., by Katrina Participações S.A., followed by the Merger of Katrina Participações S.A. BY TOTVS S.A.)

Management of Katrina Participações S.a. EXECUTIVE OFFICERS
_____________________________________ Dennis Herszkowicz	_____________________________________ Gilsomar Maia Sebastião

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Annex 4.4

Appraisal Report of Linx’s Shares and Appraisal Report of Holding

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Annex 4.11

Fairness Opinion

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Annex 4.12

Pro Forma Balance Sheet

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